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05006774

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Hysan Development Co Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 1617 FISCAL YEAR 12-31-04

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DATE: 3/24/05



Hysan 希慎

Hysan Development Company Limited

希慎興業有限公司

(Incorporated under Hong Kong Companies Ordinance, Cap. 32 with limited liability)

(Stock Code: 00014)

PRELIMINARY ANNOUNCEMENT OF THE FINAL RESULTS FOR THE YEAR ENDED 31 DECEMBER 2004

- **Net profit up 13.7%**
- **Office rental reversion should turn positive in latter part of 2005**
- **Full year dividend increased by 9.6%**
- **Strong balance sheet with maturity portfolio further lengthened**

CHAIRMAN'S STATEMENT

Overview

Against a background of broadly steady and resilient global economic environment, the Hong Kong economy rebounded and continued to improve in 2004 as evident in strong trading activities, increased tourism from China, and rise in property values. The investment property sector benefited from the upturn in business and retail activities, achieving higher occupancy and increased rental levels.

Performance

I am pleased to report that during the past year our property portfolio has captured the generally favourable market conditions. The unveiling of the Lee Gardens Two retail centre, has resulted in a marked enhancement of the retail attractions in the area, adding to the modern and dynamic character of Causeway Bay. Similarly, the re-launching of the residential Bamboo Grove has proven to be highly successful with improved rental contributions and in keeping with our long-term strategy of enhancing the asset value of our property portfolio.

The Group's 2004 annual attributable profit was HK$609 million, 13.7% higher than in 2003 (2003 restated: HK$536 million). Underlying gross rental income increased by 1.3% to HK$1,150 million (2003: HK$1,135 million). Good performance of retail and residential sectors, including increased contribution from repositioned properties, outweighed office negative rental reversions. There were improved contributions from the Group's overseas development activities. The Group also reversed an impairment loss previously provided for the Singaporean residential projects. Finance costs further decreased during the review year. Underlying earnings per share were HK58.22 cents, an increase of 12.8% (2003 restated: HK51.59 cents).

 Hysan 希慎

Hysan Development Company Limited

希慎興業有限公司

(Incorporated under Hong Kong Companies Ordinance, Cap. 32 with limited liability)

(Stock Code: 00014)

PRELIMINARY ANNOUNCEMENT OF THE FINAL RESULTS FOR THE YEAR ENDED 31 DECEMBER 2004

- **Net profit up 13.7%**
- **Office rental reversion should turn positive in latter part of 2005**
- **Full year dividend increased by 9.6%**
- **Strong balance sheet with maturity portfolio further lengthened**

CHAIRMAN'S STATEMENT

Overview

Against a background of broadly steady and resilient global economic environment, the Hong Kong economy rebounded and continued to improve in 2004 as evident in strong trading activities, increased tourism from China, and rise in property values. The investment property sector benefited from the upturn in business and retail activities, achieving higher occupancy and increased rental levels.

Performance

I am pleased to report that during the past year our property portfolio has captured the generally favourable market conditions. The unveiling of the Lee Gardens Two retail centre, has resulted in a marked enhancement of the retail attractions in the area, adding to the modern and dynamic character of Causeway Bay. Similarly, the re-launching of the residential Bamboo Grove has proven to be highly successful with improved rental contributions and in keeping with our long-term strategy of enhancing the asset value of our property portfolio.

The Group's 2004 annual attributable profit was HK$609 million, 13.7% higher than in 2003 (2003 restated: HK$536 million). Underlying gross rental income increased by 1.3% to HK$1,150 million (2003: HK$1,135 million). Good performance of retail and residential sectors, including increased contribution from repositioned properties, outweighed office negative rental reversions. There were improved contributions from the Group's overseas development activities. The Group also reversed an impairment loss previously provided for the Singaporean residential projects. Finance costs further decreased during the review year. Underlying earnings per share were HK58.22 cents, an increase of 12.8% (2003 restated: HK51.59 cents).

The external valuation of the Group's investment properties portfolio increased to HK$28,147 million (2003: HK$24,367 million). Underlying net asset value per share increased by 20.1% to HK$21.42 (2003 restated: HK$17.84).

The Board recommends the payment of a final dividend of HK30 cents per share (2003: HK26.5 cents). Together with the interim dividend of HK10 cents per share, there is an aggregate distribution of HK40 cents per share, representing a year-on-year increase of 9.6%. Subject to shareholder approval, the final dividend will be payable in cash with a scrip dividend alternative.

Values

Hong Kong's viability as a regional financial and business centre is directly dependent on its ability to provide goods and services in an environment characterised by transparency, accountability and responsibility. The faster our modern world evolves, the more important these values become. We shall continue to embody these values in our commitment to our stakeholders and we are pleased that our efforts in corporate governance have been recognised by professional and industry bodies during the year.

Directors and Staff

I would like to take this opportunity to express my thanks to Board members for their wise counsel during the year, and also to all dedicated and loyal staff for their good work.

Outlook

After a strong rebound last year, Hong Kong's economy is expected to grow steadily in 2005. The overall Hong Kong investment property market should remain positive albeit at a slower growth rate than last year.

In light of this, the rental reversion cycle in the Causeway Bay office sector should turn positive towards the latter part of 2005 with the rest of our property investment portfolio also benefiting from an improving economy.

Peter T. C. Lee
Chairman

Hong Kong, 8 March 2005

HIGHLIGHTS

The preliminary announcement is based on the financial statements for the year ended 31 December 2004 which were audited by the external auditor, Deloitte Touche Tohmatsu, an unmodified audit opinion on the financial statements was issued. The financial information in this announcement does not constitute the Group's statutory account for the year ended 31 December 2004, but represents an extract from those accounts. The accounting policies used are consistent with those set out in the 2003 Annual Report. The financial statements for the year have been reviewed by the Audit Committee of the Company.

Consolidated Income Statement

		Year ended 31 December	
	Notes	**2004** ***HK$'000***	**2003** *HK$'000* *(restated)*
Turnover	2	**1,154,486**	1,139,308
Property expenses		**(259,321)**	(239,626)
Gross profit		**895,165**	899,682
Reversal of impairment loss on investments in securities		**63,000**	—
Gain on disposal of investments in securities		**14,619**	48,159
Other operating income		**26,934**	25,424
Release of negative goodwill arising on acquisition of additional interest in a subsidiary		**60**	60
Administrative expenses		**(95,139)**	(89,992)
Profit from operations	3	**904,639**	883,333
Finance costs		**(161,650)**	(168,290)
Share of results of associates		**57,977**	18,233
Release of negative goodwill arising on acquisition of an associate		**2,124**	2,124
Profit before taxation		**803,090**	735,400
Taxation	4	**(159,771)**	(173,534)
Profit after taxation		**643,319**	561,866
Minority interests		**(34,039)**	(26,074)
Net profit for the year		**609,280**	535,792
Dividends	5	**419,862**	380,591
Earnings per share	6		
Basic		**HK58.22 cents**	HK51.59 cents
Diluted		**HK58.20 cents**	HK51.59 cents

Consolidated Balance Sheet

	At 31 December	
	2004	2003
	HK$'000	*HK$'000*
		(restated)
NON-CURRENT ASSETS		
Property, plant and equipment	68,975	57,717
Investment properties	28,147,190	24,366,780
Interests in associates	855,486	849,676
Investments in securities	1,018,017	940,888
Negative goodwill	(956)	(1,016)
Staff housing loans, secured - due after one year	2,247	12,187
Other receivable, prepayments and deposits	56,497	28,420
	30,147,456	26,254,652
CURRENT ASSETS		
Staff housing loans, secured - due within one year	245	3,188
Other receivable, prepayments and deposits	28,658	22,159
Accounts receivable	12,846	10,644
Interest receivable	30,102	28,035
Time deposits	16,866	13,094
Cash and bank balances	5,058	1,539
	93,775	78,659
CURRENT LIABILITIES		
Long term bank loans - due within one year	—	78,000
Floating rate notes	—	399,132
Creditors and accruals	115,121	115,791
Interest payable	66,329	64,135
Rental deposits from tenants	104,990	81,410
Deferred income	685	686
Taxation payable	131,262	90,557
Unclaimed dividends	1,126	1,145
	419,513	830,856
NET CURRENT LIABILITIES	(325,738)	(752,197)
TOTAL ASSETS LESS CURRENT LIABILITIES	29,821,718	25,502,455
NON-CURRENT LIABILITIES		
Advances from investees	54,068	50,489
Amount due to minority shareholders	327,256	321,714
Long term bank loans - due after one year	3,502,100	3,884,423
Floating rate notes	547,739	—
Fixed rate notes	1,552,979	1,551,991
Rental deposits from tenants	141,096	138,319
Deferred income	4,170	4,855
Deferred taxation	218,091	180,400
	6,347,499	6,132,191
NET ASSETS	23,474,219	19,370,264
MINORITY INTERESTS	981,604	753,855
	22,492,615	18,616,409
CAPITAL AND RESERVES		
Share capital	5,249,818	5,217,857
Accumulated profits	3,984,917	3,795,499
Other reserves	13,257,880	9,603,053
	22,492,615	18,616,409

Consolidated Statement of Changes in Equity

	Year ended 31 December	
	2004	2003
	HK$'000	*HK$'000*
		(restated)
At beginning of the year	18,616,409	18,974,652
Unrealised gain on investments in other securities	65,125	206,455
Surplus (deficit) on revaluation of investment properties	3,676,824	(891,704)
(Surplus) deficit on revaluation of investment properties shared by minority shareholders	(223,499)	114,462
Surplus on revaluation of land and buildings	12,677	4,124
Deferred taxation liabilities arising on revaluation of land and building	(2,218)	(722)
Effect of change in tax rate on deferred taxation liabilities arising on revaluation of properties and charged to:		
- Investment properties revaluation reserve	—	(407)
- Assets revaluation reserve	—	(118)
Share of reserves of an associate	57,354	27,999
Exchange differences on translation of an overseas associate	(4,371)	(3,020)
Net gains (losses) not recognised in the income statement	3,581,892	(542,931)
	22,198,301	18,431,721
Net profit for the year	609,280	535,792
Dividends declared during the year	(381,420)	(378,218)
Issue of shares pursuant to scrip dividend scheme	25,961	44,773
Premium on issue of shares pursuant to scrip dividend scheme	38,121	20,305
Issue of shares on exercise of share option	6,000	—
Premium on issue of shares on exercise of share option	8,376	—
Share issue expenses	(47)	(20)
Realisation on disposal of investments in other securities transferred to income statement	(11,957)	(37,944)
At end of the year	22,492,615	18,616,409
Represented by:		
Balance after amount set aside for dividend	22,177,626	18,339,862
Amount set aside for dividend	314,989	276,547
	22,492,615	18,616,409

Notes:

1. PRIOR YEAR ADJUSTMENT

The effect on adoption of the revised Statement of Standard Accounting Practice ("SSAP") 12 "Income Taxes" issued by the Hong Kong Institute of Certified Public Accountants on the Group's interests in associates was not accounted for in the annual financial statements for the year ended 31 December 2003. Comparative amounts for 2003 have been restated, to reflect the adoption of the SSAP 12 (Revised) by an associate, accordingly. Accumulated profits and share of revaluation reserve as at 1 January 2004 have been reduced by HK$9,614,290 and HK$13,775,940 respectively. The balances on the Group's interests in associates at 1 January 2004 have been reduced by HK$23,390,230, representing the share of the deferred tax liabilities recognised by the associate. The effect of the changes is a decrease in release of negative goodwill arising on acquisition of an associate and an increase in taxation for the year ended 31 December 2003 of HK$1,303,624 and HK$8,310,666, respectively.

2. TURNOVER

	2004	2003
	HK$'000	*HK$'000*
Turnover comprises:		
Gross rental income from properties	**1,150,185**	1,135,126
Management fee and security service income	**4,301**	4,182
	1,154,486	1,139,308

As the Group's turnover is derived principally from rental income and wholly in Hong Kong, no segment financial analysis is provided.

3. PROFIT FROM OPERATIONS

	2004	2003
	HK$'000	*HK$'000*
Profit from operations has been arrived at after charging (crediting):		
Staff costs	**127,932**	122,494
Depreciation	**4,942**	4,643
Auditors' remuneration	**1,629**	1,866
Rental income arising from operating leases less out-goings of HK$248,011,085 (2003: HK$235,177,762)	**(902,174)**	(899,948)
Dividends from		
- listed investments	**(20,275)**	(19,795)
- unlisted investments	**(4,672)**	(2,818)
Interest income	**(1,229)**	(1,926)
Loss (gain) on disposal of property, plant and equipment	**40**	(46)
Exchange loss	**37**	1,631

4. TAXATION

	2004 HK$'000	2003 HK$'000 (restated)
Hong Kong Profits Tax for the year	**49,737**	51,532
Underprovision in prior years	**66**	158
Provision arising from prior years additional assessments	**55,000**	48,000
	104,803	99,690
Deferred tax		
- current year	**35,473**	55,408
- attributable to change in tax rate	**—**	10,126
Taxation attributable to the Company and its subsidiaries	**140,276**	165,224
Share of deferred tax attributable to an associate	**19,495**	8,310
	159,771	173,534

Hong Kong Profits Tax is calculated at 17.5% (2003: 17.5%) of the estimated assessable profit for the year.

In addition to the amount charged to the income statement, deferred tax relating to the revaluation of the Group's properties has been charged directly to equity.

The Company received notices of additional assessment from the Hong Kong Inland Revenue Department ("IRD") disallowing the deduction claim for interest expenses in prior years. Management has reviewed the basis on which the interest expenses were disallowed, and an additional tax provision of HK$55 million was made accordingly during the year.

At the date of issue of the accounts, certain subsidiaries of the Group have disputes with IRD regarding additional tax assessments disallowing certain expense deductions claimed in the tax returns for years of assessment 1995/1996 to 1999/2000 (total tax claimed by IRD: HK$193 million). Having taken separate legal advice from two leading counsels, the Directors are of the view that there were ample grounds to contest the assessments and such Group subsidiaries are pursuing objection against the additional assessments vigorously. Accordingly, no further provision was made during the year under review.

5. DIVIDENDS

	2004 HK$'000	2003 HK$'000
Ordinary shares:		
Interim dividend, paid - HK10 cents per share (2003: HK10 cents)	**104,793**	104,044
Final dividend, proposed - HK30 cents per share (2003: HK26.5 cents)	**314,989**	276,547
Additional prior year's dividend paid on exercise of share option subsequent to 31 December 2003	**80**	—
	419,862	380,591

6. EARNINGS PER SHARE

The calculation of the basic and diluted earnings per share is based on the following data:

	2004 *HK$'000*	2003 *HK$'000* *(restated)*
Earnings for the purposes of basic and diluted earnings per share (net profit for the year)	**609,280**	535,792
	'000	*'000*
Weighted average number of ordinary shares for the purposes of basic earnings per share	**1,046,427**	1,038,528
Effect of dilutive potential ordinary shares: Share options	**503**	40
Weighted average number of ordinary shares for the purposes of diluted earnings per share	**1,046,930**	1,038,568

The adjustment to comparative basic and diluted earnings per share, arising from the prior year adjustment as set out in note 1 is as follows:

	HK$'000	Basic and diluted *HK cents*
Reconciliation of 2003 earnings per share:		
Reported figures before adjustments	**545,406**	52.52
Adjustments arising from prior year adjustment	**(9,614)**	(0.93)
Restated	**535,792**	51.59

MANAGEMENT'S DISCUSSION AND ANALYSIS

Overall Operations Review

Our business

Hysan is principally engaged, together with its subsidiaries and joint ventures, in investment, development and management of quality properties. As at 31 December 2004, Hysan's investment property interests totalled some 4.7 million gross square feet of high-quality office, retail and residential space in Hong Kong.

2004 Performance

Turnover

Turnover comprised principally rental income derived from our investment property portfolio in Hong Kong.

Turnover increased by 1.3% to HK$1,154 million (2003: HK$1,139 million), attributable to growth in the retail and residential sectors (year-on-year change were 12% and 50% respectively) which outweighed the continual negative rental reversion in the office sector (year-on-year change was 15%).

Leasing Performance by Business Sector

While many factors contribute to the success of leasing activities, key drivers for assessment of our performance included those set out below:

- **Occupancy level** — retaining tenants, attracting new tenants
- **Rental level** — market rental and reversionary trend
- **Strategic level** — (for retail sector in particular) optimal tenant mix

Office sector performance

We continued to achieve high occupancy in the office sector throughout the year. The objective of meeting target tenant retention (ranging from 80% to 100% for different industries) was met. As at 31 December 2004, occupancy level further improved to 97% (2003: 93%), reflecting a good balance of expansion activities of existing tenants as well as securing of new tenants across a range of industries.

Taken as a whole, rental levels achieved for renewals in 2004 (including those concluded in 2003 under the normal lease renewal cycle) still fell short of levels under the original tenancy agreements. This was reflected in the drop in office sector rental income by 15%. There was, however, continual improvement in effective rental levels achieved and it is expected that negative rental reversion should enter its final phase in 2005.

Retail Sector Performance

As at 31 December 2004, our retail portfolio recorded an occupancy of 99% (2003: 95%, 99% excluding Lee Gardens Two). Rental income increased by 12%, which was attributable to full-year contribution of the re-launched Lee Gardens Two and better rents generated from rest of the portfolio. These results reflect the premium location of our Causeway Bay portfolio and our Group efforts in asset enhancement and tenant mix management.

Our leasing team had an active year focusing on the followings:

- pro-active retail leasing — occupancy rate achieved 99% before the grand opening of Lee Gardens Two;
- continuous refinement of tenant mix and improvement in layout of our retail centres — including planning for a major re-tenanting programme of the Lee Theatre Plaza;
- marketing campaign — successful re-launch of Lee Gardens Two and the image promotion of our retail centres.

Continuous refinement of our retail centres towards establishing a horizontally-integrated shopping district that offers a broad appeal to different consumer groups will continue.

Residential Sector Performance

Residential rental income increased by 50% and was largely driven by the improvement in Hong Kong's economic outlook and the resulting increase in expatriate arrivals, which in turn created a stronger demand for expatriate housing.

This was reflected in the significantly-improved occupancy of the Group's re-launched Bamboo Grove. Overall residential sector occupancy achieved was 84% as at 31 December 2004 (2003: 60%).

Property Expenses

Property expenses are costs of providing property services directly associated with daily operations of our investment properties. They are principally being utilities costs, staff costs, recurring repairs and maintenance, and marketing.

2004 property expenses stood higher at HK$259 million (2003: HK$239 million), which was largely attributable to higher marketing and promotion expenses as well as extra property costs on re-opening of Lee Gardens Two and higher occupancy at Bamboo Grove. Repairs and maintenance expenses were also higher.

Gain on Disposal of Investments in Securities

The Group's portfolio of listed securities continued to serve as a liquidity buffer to help finance capital expenditures and other market opportunities.

Disposal of listed securities during the year generated a gain of HK$15 million (2003: HK$48 million) and the sales proceeds were used to finance the Group's capital expenditure requirements.

Share of Results of Associates

The Group has associate-level interests in the Shanghai and Singapore overseas joint-venture development projects.

There was a HK$58 million gain from the share of results of associates driven by contribution from Phase I of the Shanghai Grand Gateway project of HK$71 million as a result of good leasing performance. This offset loss in the Singapore joint-venture projects amidst the improved albeit slow residential property market. Consequent to the improved operating result of our associates, the Group's share of deferred tax also increased to HK$20 million (2003: HK$8 million).

Reversal of Impairment Loss

The Group has a 10% interest in two Singapore residential projects, namely Sanctuary Green and The Gardens at Bishan.

Management has made an impairment loss reversal of HK$63 million (2003: Nil), taking into consideration the rate of sales and improved market conditions.

Administrative Expenses

Administrative expenses mainly comprised general office and corporate expenses as well as staff costs. These expenses increased marginally by 5.7% (HK$5 million) to HK$95 million (2003: HK$90 million), which was principally attributable to human capital investment to support the Group's business objectives.

Finance Costs

In 2004, interest rates continued to remain low and resulted in lower finance costs (by 3.9%) to HK$162 million (2003: HK$168 million). The decrease in gross debt (2004: HK$5.6 billion, 2003: HK$5.9 billion) also contributed to the reduction in 2004.

Taxation

The tax provision attributable to the Group for 2004 was lowered by HK$25 million due to a higher base in 2003. This reflected a higher deferred tax in 2003 including a one-off charge as corporate tax rate rose from 16.0% to 17.5%.

Taxation for the year included an additional provision of HK$55 million in respect of possible non-deductibility of certain interests claimed in prior years. This additional provision was made out of prudence during the first half of year 2004.

Profit Attributable to Shareholders

Profit attributable to shareholders increased by 13.7% (HK$73 million) to HK$609 million (2003 restated: HK$536 million).

Assets

Total assets were HK$30,241 million, increased 14.8% (HK$3,908 million) from the 2003 level of HK$26,333 million (restated). The main drivers were:

Investment Properties

The investment properties were HK$28,147 million, up by 15.5% (HK$3,780 million) from HK$24,367 million in 2003. Adjusting for net additions, there was a 15.1% revaluation gain amounted to HK$3,677 million (the Group's share after minority interests was HK$3,453 million).

The Group continued to adhere to its strategy for enhancing and growing its investment properties portfolio. 2004 capital expenditure on investment properties totalled HK$104 million.

Investments in Securities

Investments in listed Hong Kong securities increased by 4.7% (HK$41 million) to HK$915 million (2003: HK$874 million). Good stock market performance in 2004 led to an extra HK$65 million unrealised gain from our listed securities portfolio. The net increase of HK$41 million was arrived at after netting off the HK$24 million being carrying value of securities disposed.

Investments in unlisted securities comprised principally minority interest in overseas property development projects. As discussed above, impairment loss amounted to HK$63 million was reversed from two Singapore development projects and was partially offset by cash receipts of HK$27 million during the year.

Interests in Associates

The interests in associates comprise our associate-level interests in Shanghai and Singapore development projects referred to above. After the Group's attributable share of current year profits (including negative goodwill) of HK$60 million as well as revaluation reserve of HK$57 million, netting off cash receipts (HK$88 million), deferred tax provision (HK$20 million) and exchange loss (HK$4 million), the Group's interests in associates increased by 0.7% to HK$855 million (2003 restated: HK$850 million).

Debt Borrowings

The gross debt decreased by 5.2% (HK$311 million) from HK$5.9 billion at the end of 2003 to HK$5.6 billion in 2004. The reduction was achieved as a result of higher cash flow from operations, cash receipts from overseas projects and disposal of listed securities, against a background of slightly lower capital expenditure for the review year.

Taxation Payable and Deferred Taxation

Provision for taxation increased from HK$271 million in 2003 to HK$349 million in 2004. The net increase was made up of a HK$104 million charge for the year, HK$38 million related to additional deferred tax, reduced by tax payments of HK$64 million.

Management has been advised by the Group's tax consultants and believes adequate provisions have been made against current tax liabilities and deferred tax liabilities in accordance with relevant accounting standards.

Shareholders' Funds

Shareholders' funds increased by 20.8% from HK$18,616 million (restated) in 2003 to HK$22,493 million in 2004. These reflected the net profit after dividend payments in 2004 and revaluation gain from the investment properties and listed securities.

Minority Interests

The 2004 increase of HK$227 million in minority interests was driven by revaluation surplus as well as increased profit contribution arising from Lee Gardens Two.

Contingent Liabilities

The Group has provided guarantees for banking facilities granted to associates and investee companies. As of 31 December 2004, the Group's share of guarantees and counter guarantees amounted to about HK$61 million and HK$89 million respectively.

The Group has also underwritten to the associates cash calls to finance their respective working capital requirements and no capital call request was outstanding as at 31 December 2004. Based on the degree of completion of the overseas projects and the currently available information, management does not anticipate any call for major cash contribution in the foreseeable future.

Financing Policy

As at 31 December 2004, the total outstanding borrowings of the Group amounted to HK$5.6 billion and decreased 5.2% from HK$5.9 billion in 2003. All these borrowings are on unsecured and committed basis.

The Group always takes a prudent approach in managing its loan portfolio. On the individual loan level, the Group strives to lower the borrowing margin as far as possible; but on the portfolio level, the more important objectives are to ensure sufficient available facilities, diversify the funding sources and maintain a suitable average tenor relative to the overall duration of the use for the funds. The Group also established long-term relationships with a number of local and overseas banks. At present, 15 local and overseas banks have provided bilateral banking facilities to the Group and such bank borrowings accounted for 62.4% of the Group's total borrowings while the remaining 37.6% outstanding debts were sourced from the capital market.

In November 2004, HK$400 million floating rate notes were due for redemption. In order to maintain a comfortable balance on debts from the capital market, the Group issued a total of three new floating rate notes, amounting to HK$550 million, from the Medium Term Note (MTN) Programme established in 2001. These issues marked the lowest point in the funding cost amongst the Group's existing loans and committed facilities.

In February 2005, the Group launched a 15-year zero-coupon notes issuance. The notes, which have the longest tenor in the Group's debt portfolio, were issued at a discount with a notional amount of HK$430 million. The Group has a call option on the notes on the 10th anniversary date of the issue date. This notes issuance, another drawdown from the MTN Programme, signified the market's confidence on the Group's credit by accepting an exceptionally long tenor for a Hong Kong Dollar issuance and no requirement of interest payment before the final maturity (or call) date of the notes.

All these capital market issuances reaffirm the Group's capability in tapping the capital market for various types of debt instruments and the Group's prudent financing strategy which focuses not only on lowering the funding costs but also reducing the financing risks.

Liquidity and Cash Balance

Apart from types of financing, the Group does not underestimate the importance of sufficient liquidity. The Group's major sources of liquidity are from the strong recurring cash flows of the business and the committed banking facilities. The total undrawn committed facilities of HK$2.3 billion as at 31 December 2004 essentially allows the Group to obtain the same level of liquidity as holding the equivalent amount of cash.

Another step that the Group has taken to lower the liquidity risk due to the lack of funds for repayment of maturing debts is to maintain an evenly spread maturity profile and reduce the concentration of debts maturing in the near term.

As at 31 December 2004, 63.8% of the outstanding debts would only be due after five years. Furthermore, there will not be any outstanding debt maturing within the next two years. The average maturity of the debt portfolio was about 5.5 years.

With such a maturity profile in place, the Group stands in a favourable position to commit on longer capital expenditure requirements if opportunity arises without the concern on the refinancing risk.

Total debt at end of 2004 was HK$5.6 billion, HK$0.3 billion below the level in 2003. The source and application drivers leading to the lower debt are analysed below:

	2004 *HK$M*	**2003** *HK$M*	Change *HK$M*
Operating Activities			
Cash generated from operations	808	799	9
Tax paid	(64)	(135)	71
	744	664	80
Investing Activities			
Net receipts from (payments to) overseas projects	117	(109)	226
Additions to investment properties	(104)	(418)	314
Additions to plant and equipment	(4)	(2)	(2)
Proceeds from securities disposals	26	116	(90)
Dividend and interest received	27	24	3
	62	(389)	451
Financing Activities			
Dividend paid	(347)	(348)	1
Finance costs	(161)	(180)	19
Net (decrease) increase in borrowings	(311)	216	(527)
Others	20	29	(9)
	(799)	(283)	(516)
Net increase (decrease) in cash balances	7	(8)	15

Operating activities in 2004 brought a moderately higher cashflow than 2003, at HK$808 million, of which HK$64 million was applied to pay for the taxation due during the year.

Overseas joint ventures projects generated HK$117 million in 2004, contrary to a net outflow in 2003. Additions to investment properties were much lower in 2004 at HK$104 million, alleviated the need to dispose our blue-chip listed securities, the Group's liquidity buffer, to the same extent as in 2003. Proceeds from listed securities disposal amounted to HK$26 million in 2004.

Net cash generated from 2004 operating and investing activities were HK$744 million and HK$62 million respectively. Allowing for dividend payments of HK$347 million and finance costs of HK$161 million, the remaining cash was applied to reduce the debt borrowing by HK$311 million.

Interest Rate Exposure

Interest expenses account for a significant proportion of the Group's total expenses. Therefore, the Group monitors the interest rate exposures closely. Depending on our medium-term projections on the interest rates, appropriate hedging strategy would be adopted to manage the exposure.

The Group's cost of financing in 2004 was 2.5%. In anticipation of higher interest rates in the next few years, the Group has further reduced the floating rate debts to 49.3% in 2004 from 60.1% in 2003. This move was to further reduce the adverse impacts of any rise in interest rates in the near future. The remaining 50.7% fixed rate net debts are largely fixed between two to three years.

Foreign Exchange Exposure

The Group aims to have minimal mismatches in currency and does not speculate in currency movements. With the exception of the US$200 million 10-year notes which have been hedged by appropriate hedging instruments, all of the Group's other borrowings were denominated in Hong Kong dollars. Other foreign exchange exposure relates to the investments of the overseas projects in Singapore and Shanghai. These foreign exchange exposure amounted to the equivalent of HK$901 million or 3.0% of the total assets.

Use of Derivatives

The Group uses derivatives extensively to manage the interest rate and foreign exchange exposures. To avoid the Group being exposed to losses arising from the use of derivatives, the potential impacts of their use are evaluated thoroughly before executing the transactions. The Group's policy also prohibits the use of the derivatives for purposes other than hedging.

Before entering into any hedging transaction, the Group will ensure that the counterparty possesses strong investment-grade ratings so that the transaction will not expose the Group to undue credit risk. As part of our risk management, a limit on maximum risk-adjusted credit exposure is assigned to each counterparty. The level of the limit is basically in line with the credit quality of the counterparty.

Credit Ratings

Moody's and Standard and Poor's have given to the Group the credit ratings of Baa1 and BBB respectively. Furthermore, on 6 April 2004, Moody's changed the outlook of the Group's Baa1 rating from negative to stable, reflecting Moody's view on the Group's stronger cash flow and financial profile in the light of the upturn in Hong Kong's retail market and stability in the office sector.

With these sound investment-grade ratings, the Group can readily access the local as well as the international capital markets to raise funds from different types of investors.

Key Financial Ratios

Net Interest Coverage

As at 31 December 2004, the net interest coverage ratio (defined as profit from operations before depreciation less dividend and interest income, divided by net interest expenses less dividend income) was 7.3 times (2003: 6.5 times), the highest in the past five years. This strong performance was mainly due to the modest debt level, low interest rates and the active management of interest rate exposure.

Net Gearing

The year-end 2004 net gearing (defined as gross debt less cash and cash equivalents and marketable securities at year-end market value, divided by shareholders' funds) was 20.8% (2003: 27.0%). A lower net gearing was achieved as cash generated from operations and investment activities was used to pay down the net debt, while revaluation gain on investment properties uplifted the shareholders' funds.

ADDITIONAL INFORMATION

Corporate Governance

The Board and management of the Company are committed to maintaining high standards of corporate governance. The Board had adopted a Statement of Corporate Governance Policy which gives guidance on how corporate governance principles are applied to the Company. In addition to complying with applicable statutory requirements, we aim to continually review and enhance our corporate governance practices in the light of local and international best practices.

The Company has complied throughout the review year with the Code of Best Practice as set out in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. Further information on the Company's corporate governance practices is set out in the Corporate Governance Report contained in the Annual Report.

Purchases, Sale or Redemption of the Company's Listed Securities

During the year, neither the Company nor its subsidiaries had purchased, sold or redeemed any of the Company's listed securities.

Human Resources Practices

The Group aims to attract, retain and motivate high calibre individuals committed to attaining our objectives. The total number of employees as at 31 December 2004 was 543. The Group's human resources practices are aligned with our corporate objective so as to maximise shareholder value and achieve growth. Details on our human resources policy, including performance measurement and reward, training and development are set out in the Annual Report.

Scrip Dividend Arrangement

A circular containing details of the scrip dividend and the form of election will be mailed to shareholders on or about Tuesday, 17 May 2005. The scrip dividend alternative is conditional upon (1) the shareholders' approval of the 2004 final dividend at the Company's Annual General Meeting; and (2) the granting by the Listing Committee of The Stock Exchange of Hong Kong Limited of the listing of and permission to deal in the new shares to be issued pursuant thereto.

Closure of Register of Members

The share register will be closed from Friday, 6 May 2005 to Tuesday, 10 May 2005, both dates inclusive. In order to qualify for the proposed final dividend, all transfer documents accompanied by the relevant share certificates, must be lodged with the Company's Registrars not later than 4:00 p.m. on Thursday, 5 May 2005. The final dividend will be paid on or about Friday, 10 June 2005.

By order of the Board
Wendy W.Y. Yung
Company Secretary

Hong Kong, 8 March 2005

As at the date of this announcement, the executive Directors of the Company are Mr. Peter Ting Chang Lee (Chairman), Mr. Michael Tze Hau Lee (Managing Director) and Mrs. Pauline Wah Ling Yu Wong (Director, Property); the Independent non-executive Directors are Sir David Akers-Jones (Deputy Chairman), Mr. Per Jorgensen and Dr. Geoffrey Meou-tsen Yeh; and the non-executive Directors are Mr. Fa-kuang Hu, Mr. Hans Michael Jebsen, Mr. Anthony Hsien Pin Lee, Mr. Chien Lee and Dr. Deanna Ruth Tak Yung Rudgard.

The 2004 Annual Report containing all the information required by the Stock Exchange Listing Rules will be dispatched to shareholders and made available on the websites of the Company (www.hysan.com.hk) and Stock Exchange in late March 2005.

Please also refer to the published version of this announcement in South China Morning Post.